Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 333-142279

The following presentation is to be made by members of Quanta Services, Inc.'s management on May 15, 2007.

Additional Information and Where to Find It

Quanta Services, Inc. ("*Quanta*") filed a registration statement on Form S-4, including a joint proxy statement/prospectus, with the Securities and Exchange Commission ("*SEC*") on April 20, 2007 to register the shares to be issued in connection with the proposed acquisition and to obtain approval of the acquisition by Quanta and InfraSource Services, Inc. ("*InfraSource*") stockholders. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS WHEN THE SEC DECLARES IT EFFECTIVE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders can obtain free copies of the joint proxy statement/prospectus, as well as other filings of Quanta and InfraSource, at the SEC's Internet site (http://www.sec.gov).

The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained free from Quanta's website at www.quantaservices.com or from Quanta by directing a request to Corporate Secretary, Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056.

The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained free from InfraSource's website at www.infrasourceinc.com or from InfraSource by directing a request to General Counsel, InfraSource Services, Inc., 100 West Sixth Street, Suite 300, Media, Pennsylvania 19063.

Participants in the Solicitation

Quanta, InfraSource and their respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Quanta's and InfraSource's stockholders in connection with the acquisition. Information about Quanta, InfraSource and their respective directors and executive officers and such parties' ownership of Quanta or InfraSource securities will be contained in the final joint proxy statement/prospectus.





Global E&C/Infrastructure Conference
May 15, 2007



Forward-Looking Statement Disclaimer



This presentation includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "should," "could," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

- ▶ Projected operating or financial results, including those of the combined entity, of Quanta Services, Inc. (Quanta) and InfraSource Services, Inc. (InfraSource);
- ▶ The expected amount and timing of cost savings and operating synergies from the proposed acquisition of InfraSource;
- ▶ Expectations regarding capital expenditures;
- ▶ The effects of competition in our markets;
- ▶ The benefits of the Energy Policy Act of 2005;
- ▶ The economic conditions and expected trends in the industries we serve; and
- ▶ The effects of any other acquisitions and divestitures we may make.

Such forward-looking statements are not guarantees of future performance and involve or rely on a number of risks, uncertainties, and assumptions that are difficult to predict or beyond our control. We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements and that any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

- ▶ Quarterly variations in our operating results;
- ▶ Beliefs and assumptions about the collectibility of receivables;
- ▶ The inability of our customers to pay for services following a bankruptcy or other financial difficulty;
- ▶ The financial distress of our casualty insurance carrier that may require payment for losses that would otherwise be insured;
- ▶ Liabilities for claims that are not self-insured or for claims that our casualty insurance carrier fails to pay;
- ▶ Potential liabilities relating to occupational health and safety matters;
- ▶ Estimates relating to our use of percentage-of-completion accounting;
- ▶ Our dependence on fixed price contracts and the potential to incur losses with respect to these contracts;
- ▶ Our ability to obtain performance bonds;
- ▶ Cancellation provisions within our contracts and the risk that contracts are not renewed or are replaced on less favorable terms;
- ▶ Risks associated with operating in international markets
- ▶ Potential exposure to environmental liabilities;
- ▶ Requirements relating to governmental regulation and changes thereto;
- ▶ Our ability to continue to meet the requirements of the Sarbanes-Oxley Act of 2002;
- ▶ The cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;
- ▶ The adverse impact of goodwill impairments;
- ▶ Potential conversion of our outstanding convertible subordinated notes;









Forward-Looking Statement Disclaimer



- ▶ Whether and when the proposed acquisition of InfraSource will be consummated;
- ▶ Failure to achieve anticipated savings and synergies;
- ▶ Failure to receive stockholder or regulatory approvals or to satisfy other conditions to closing of the pending merger with InfraSource as contemplated by the merger agreement or the failure to otherwise consummate the pending merger;
- ▶ Unexpected costs or unexpected liability that may arise from the merger, whether or not consummated;
- ▶ Our ability to effectively integrate the operations of businesses acquired in connection with the proposed acquisition of InfraSource;
- ▶ The effects of purchase accounting, including the determination of amortizable intangibles, on the combined company future operating results;
- ▶ The potential adverse impact to the businesses of Quanta and InfraSource as a result of uncertainty surrounding the pending merger, including the inability to retain key personnel;
- ▶ Adverse changes in economic conditions and trends in the markets served by us or by our customers;
- ▶ Our ability to effectively compete for market share;
- ▶ Estimates and assumptions in determining our financials results;
- ▶ Impact of transaction costs related to the proposed acquisition of InfraSource, whether or not consummated;
- ▶ Potential failure of the Energy Policy Act of 2005 to result in increased spending in the electric power transmission infrastructure;

- ▶ Rapid technological and structural changes that could reduce the demand for the services we provide;
- ▶ Retention of key personnel and qualified employees;
- ▶ The impact of our unionized workforce on our operations and on our ability to complete future acquisitions;
- ▶ Our ability to attract skilled labor and the potential shortage of skilled employees;
- ▶ Our growth outpacing our infrastructure;
- ▶ Our ability to generate internal growth;
- ▶ Our ability to successfully identify, complete and integrate other acquisitions;
- ▶ The adverse impact of goodwill impairments and timing thereof;
- ▶ The potential conversion of our outstanding 4.5% convertible subordinated notes into cash and/or common stock; and
- ▶ The other risks and uncertainties as are described under "Risk Factors" in Quanta's and InfraSource's Form 10-K for the fiscal year ended December 31, 2006, Form 10-Q for the quarter ended March 31, 2007 and registration statement on Form S-4 filed on April 20,2007, and as may be detailed from time to time in Quanta's and InfraSource's other public filings with the Securities and Exchange Commission.

All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this presentation. In addition, we do not undertake and expressly disclaim any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this presentation or otherwise.









Company Profile

We are a leading provider of specialized contracting services offering end-to-end network solutions

Revenue Breakdown*



Ancillary 16%

Telecom & Cable TV 14%

Electric Power & Gas 70%

▶ Primary network infrastructure services:

- Repair
- Maintenance
- Installation
- Emergency response
- Design

* For the first quarter ended March 31,2007, revenues were $574.9 million











Quanta's Nationwide Reach



■ **Service Territory** ⭐**Headquarters** ★ **Offices**









Experienced Management

Name/Position	Years Experience
John R. Colson *Chairman & Chief Executive Officer*	**35**
James H. Haddox *Chief Financial Officer*	**34**
John R. Wilson *President, Electric Power & Gas Operations*	**29**
Kenneth W. Trawick *President, Telecommunications Operations*	**32**



Operating unit executives have an average of more than 25 years of experience









Review of Specialty Contractors

| | Specialty Contracting Services Market | | | | | |
| | Utility Infrastructure | | | Enterprise Infrastructure* | | |
	Electric Power & Gas	Telecom	Cable TV	Inside Electrical	Mechanical	Building Services
Quanta	✓	✓	✓	✓		
MasTec	✓	✓	✓			
Dycom		✓	✓			
InfraSource	✓	✓				
IES				✓		✓
EMCOR				✓	✓	✓
Pike	✓					

* Frequently referred to as Commercial & Industrial, often includes government entities









Quanta is the Largest and Most Diverse Contractor

TTM revenues in $ Millions, as reported





Source: Public filings
Dycom revenue breakdown based on 7/31/06 fiscal year end results
MasTec and InfraSource revenue breakdowns based on trailing twelve months as of 9/30/06
Pike revenue breakdown based on 6/30/06 year end results
Quanta revenue breakdown based on 12/31/06 year end results







Diverse Customer Base

- Our 10 largest customers accounted for approximately 37% of first quarter 2007 revenues.
- No customer accounted for more than 6% of revenues in the first quarter of 2007.





APS
Northeast Utilities System
verizon
AT&T
CenterPoint Energy
Xcel Energy
comcast
ILLINOIS POWER
ERICSSON
PG&E
PG&E Corporation
SDGE
A Sempra Energy company
IREA
Entergy
GEORGIA POWER
A SOUTHERN COMPANY
PSE
PUGET SOUND ENERGY
CROSSTEX
SOUTHERN CALIFORNIA EDISON
An EDISON INTERNATIONAL® Company
AEP
AMERICAN ELECTRIC POWER
QUANTA SERVICES

Proposed Acquisition of InfraSource Services, Inc.





the power of 1



Transaction Rationale

- Combines two leading specialty contractors with complementary capabilities

- Enhances Quanta's resource base, service offerings and geographic reach in growing end markets:
    - Electric power transmission & distribution
    - Telecommunications
    - Natural gas



- Optimally positions Quanta to take advantage of positive industry trends:
    - Increased transmission spending
    - Utility outsourcing
    - Fiber to the premises

- Enables both companies' stockholders to share in the combination's significant upside potential, including anticipated synergy realization

- Expected to be accretive to Quanta's cash EPS in 2008









Transaction Overview



Structure	Acquisition of InfraSource by Quanta for 100% stock
Exchange Ratio	Each InfraSource share exchanged for 1.223 shares of Quanta common stock
Expected Pro Forma Ownership[1]	75% - Quanta stockholders 25% - InfraSource stockholders
Management	Chairman & CEO – John R. Colson Chief Financial Officer – James H. Haddox
Board of Directors	11 Quanta Representatives 3 InfraSource Representatives (including David Helwig)
Expected Closing	Q3 2007
Approval Process	Quanta and InfraSource stockholder approvals Regulatory and government approvals
Combined Financials[2]	Revenue: $3.1 billion Adjusted EBITDA[3]: $272 million

(1)   Based on fully diluted share count, including options and convertible notes.
(2)   Combined financials for the year ended December 31, 2006, excluding synergies.
(3)   Refer to Appendix for calculation of adjusted EBITDA, a non-GAAP measure.







Complementary Business Mix



- Combined company will be able to offer a comprehensive portfolio of service offerings to customers, including:
  - Design and Engineering
  - Installation and Maintenance
  - Energized Service and Emergency Restoration

	Electric Power			Natural Gas		Telecom / Cable			
	Transmission	Substation	Distribution	Transmission	Distribution	OSP	ISP	Wireless	Dark Fiber Leasing
Quanta	●	◑	●	◑	◑	●	◑	◑	○
InfraSource	●	●	◑	◑	●	◑	◑	○	●
Combined Company	●	●	●	◑	●	●	◑	◑	●





QUANTA SERVICES

Merrill Lynch



Combined Services Mix

Quanta [1]



Electric Power and Gas Network Services
67%

Ancillary Services
18%

Telecommunications and Cable TV
15%

Revenue = $2,131.0 Million

InfraSource [1]



Electric Power and Natural Gas
88%

Other
1%

Telecommunications
11%

Revenue = $992.3 Million



Combined [2]

Electric Power and Natural Gas Network Services
74%

Ancillary Services and Other
13%

Telecommunications and Cable TV
13%

Revenue = $3,123.3 Million





(1) From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06.
(2) Estimated based on available company data.





Strong Combined Financial Profile

($ in millions)

	Year Ended 12/31/06		
	Quanta	**InfraSource**	**Combined**
Revenue	$2,131.0	$992.3	$3,123.3
Adjusted EBITDA [1]	189.0	83.3	272.4
Net Income	74.1 [2]	26.1	100.2
	As of 12/31/06		
Cash and Short-Term Investments	$383.7	$26.2	$409.9
Total Debt	448.6 [3]	51.1	499.7
Total Stockholders' Equity	729.1	339.2	1,991.4
Total Capitalization	$1,177.7	$390.3	$2,491.1
Debt / Total Capitalization	38.1%	13.1%	20.1%
Net Debt / Net Capitalization	8.2%	6.8%	4.3%

Note: Combined financial figures represent the sum of Quanta's and InfraSource's financial performance as of 12/31/06 and do not include synergies or pro forma adjustments. Combined Total Stockholders' Equity reflects estimated purchase accounting adjustments.

Net Debt equals Total Debt less Cash and Short-Term Investments.

(1) Refer to Appendix for calculation of adjusted EBITDA, a non-GAAP measure.

(2) Excludes $56.6 million non-cash charge for goodwill impairment.

(3) Includes $270 million of 4.5% convertible subordinated notes, which are currently convertible at $11.14 per share, and $144 million of 3.75% convertible subordinated notes, which are convertible at $22.41 per share.








Enhanced Service Offerings

Quanta Brings …

- Nationwide T&D services footprint
- Leading emergency restoration resources
- Proprietary robotic arm and patented energized methodologies
- Nationwide telecommunications installation and maintenance capabilities
- 12,021 employees[1]



InfraSource Brings …

- Strong T&D capabilities
- Substation engineering services
- Gas distribution capabilities
- Industrial service offerings in the Gulf of Mexico region
- Unique dark fiber leasing business
- 4,550 employees[1]

Enhanced capabilities and resources to customers in more markets

Source: From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. The InfraSource employee number is an average of a range provided in the 10-K.







Power Industry Overview



the power of 1



Electric Power & Gas Overview

Our unique structure allows us to take on any role

► Installation, maintenance and repair of:

- Electric and gas transmission lines of all sizes and configurations, and across all types of terrain
- Electric and gas distribution networks

► Design and construction of:

- Substations, switchyards, metering stations, and compressor stations of all sizes and types

► Emergency response

- Ability to quickly mobilize significant numbers of employees for emergency service restoration











Annual Transmission Investment Increasing



Legend:
- ☐ Historical Expenditures
- ☐ EEI 2005 Survey Responses
- ☐ Low Forecasts
- ☐ High Forecasts

Five Year Expenditure Trends	
1999-2003	$18 bil
2004-2008	$28 bil
2009-2013	$34 - $46 bil







Source:
1975 – 2003: Actual Expenditures from EEI Annual Property & Plant Capital Investment Survey.
2004 – 2008: EEI Survey of Planned Transmission Investment (May 2005).
Longer range Hi/Low Forecasts: EEI Report "Meeting U.S. Transmission Needs" (July 2005).










Existing and Future
Transmission Lines (2005-2017)

Recent Transmission
Lines (1998-2004)

Existing Transmission
Lines (pre-1998)

Existing and Proposed
Transmission 2017

Source: Powermap

platts



The Utility Industry's Aging Workforce



Typical Power Delivery Industry Employee Age
Number of Employees
4000
3500
3000
2500
2000
1500
1000
500
0
18-25
26-30
31-35
36-40
41-45
46-50
51-55
56-60
61-65
65+
Employee Age Group
Now
5 Years Out
10 Years Out

Source: S & C Electric



Proprietary Technology



▶ Exclusive energized capabilities

  ▪ Energized reconductoring enables faster transmission upgrades

▶ Linemaster® robotic arm

  ▪ Exclusive, proprietary technology with 7-year patent protection

  ▪ New arm services up to 345 kV

▶ Hotstick and barehand techniques

▶ Increases efficiency, reliability and safety

▶ Continued certification of barehand linemen and instructors

Ability to perform maintenance, construction and upgrade services without interrupting power service to utilities' customers














Regulatory Environment Supports Growth

Energy Policy Act of 2005 Drives Increased Investment in Infrastructure

- Establishes minimum standards of reliability
- Provides federal permitting and siting authority for transmission lines
- Encourages investment in infrastructure
- Repeals PUHCA

Gas

- Pipeline Safety Act
- Stringent pipeline integrity requirements









Telecom and Cable TV Overview





the power of



Telecom and Cable TV Overview



- ▶ Fiber-to-the-Premise (FTTP), copper, and coaxial cable

- ▶ Video, data and voice transmission

- ▶ DSL networks and switching systems

- ▶ Broadband over power lines (BPL)

- ▶ Wireless communication towers

- ▶ Residential installation and customer connects for cable TV

- ▶ Industry-wide merger and acquisition activity continues creating new opportunities

- ▶ Universal Mobil Telecommunications System (UMTS)

- ▶ 3G Technologies









Telecom and Cable TV Market Opportunities



► Outsourcing
  - Multilevel interest from customers
  - Customer pressure on profitability
  - Seeking decreased cost, increased service and efficiencies

► Fiber to the premise
  - Regulatory progress
  - RBOCs (Verizon, AT&T)
  - Municipalities
  - Rural telecom customers
  - Government

► Universal Mobile Telecommunications System (UMTS)

► Department of Defense build-out: GIG-BE (Global Information Grid Bandwidth Expansion)

► Legislative progress opens up opportunity for growth









Summary



▶ Quanta holds a strong market position in the industries we serve

▶ History of successful strategy implementation

- Acquisitions

- Outsourcing

- Proprietary Energized Services

▶ Markets positively impacted by economic conditions, increased capital spending

▶ Quanta is well positioned with the management, services and resources to meet customer requirements when spending returns









Financial Overview



Historical Revenues

$ Millions, as reported



2,500
2,000
1,500
1,000
500
0
$1,643
$1,627
$1,859
$2,131
2003
2004
2005
2006
700
600
500
400
300
200
100
0
$496
$575
1Q 06
1Q 07
Electric & Gas
Telecom & Cable
Ancillary

Utility revenues continue to grow







QUANTA SERVICES

Merrill Lynch



Historical Backlog Data

$ Millions, at end of period



Year	Backlog
2003	$1,008
2004	$1,070
2005	$1,295
2006	$1,478
1Q 07	$1,496

* Backlog is defined as the amount of work expected to be completed over the next 12 months, including estimates of work under long-term maintenance contracts and new contractual agreements on work that has not yet begun.









Historical Income Statement Data

$ millions, as reported

	2004	2005	2006	1Q06	1Q 07
Revenues	$1,627	$1,859	$2,131	$496	$575
% Growth	*(1%)*	*14%*	*15%*	*33%*	*16%*
Gross Profit	$181	$257	$316	$59	$78
% Margin	*11%*	*14%*	*15%*	*12%*	*14%*
SG&A Expenses	$172	$188	$183	42	$50
% Revenues	*11%*	*10%*	*8.5%*	*9%*	*9%*
Operating Income	$10	$69	$133[1]	$17	$28
Depreciation & Amortization	$60	$55	$50	$13	$13

(1) 2006 operating income excludes goodwill impairment. See Appendix for reconciliation.









Adjusted EBITDA

$ Millions, at end of period



Chart data:
- 2004: $75
- 2005: $129
- 2006: $189
- 1Q06: $32
- 1Q07: $43

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, goodwill impairment charges and non-cash compensation expenses. See Appendix for reconciliation of charges.









Strong Balance Sheet

($ in millions)	12/31/2004	12/31/2005	12/31/2006	3/31/2007
Cash and Equivalents	$265.6	$304.3	$383.7	$406.4
Senior Credit Facility	20.8	7.5	--	--
Other Debt	7.3	2.3	1.5	0.1
4% Convertible Subordinated Notes	172.5	172.5	33.3	33.3
4.5% Convertible Subordinated Notes	270.0	270.0	270.0	270.0
3.75% Convertible Subordinated Notes	--	--	143.8	143.8
Total Debt	470.6	452.3	448.6	447.2
Stockholder's Equity	663.2	703.7	729.1	775.4
Total Capitalization	$1,133.8	$1,156.0	$1,177.7	$1,222.6











Key Balance Sheet Ratios



	12/31/05	12/31/06	3/31/07
Current Ratio	3.2x	3.4x	3.3x
Debt to Capitalization	39.1%	38.1%	36.6%
Senior Debt to Capitalization	0.8%	0.1%	--
Net Debt to Capitalization	17.4%	8.2%	5.0%









Investment Highlights

- Industry fundamentals support opportunity for significant growth
  - Need to upgrade power transmission and infrastructure
  - Energy Policy Act of 2005
  - Continued outsourcing by our customers
  - Increased FTTx opportunities
- Industry leader with national footprint
- Capability to provide end-to-end solutions
- Diversified revenue and customer mix
- Substantial backlog
- Strong financial profile








QUANTA
SERVICES
the power of 1

Appendices:

EBITDA

Operating Income



Quanta Adjusted EBITDA Calculation



($ in millions)	**2004**	**2005**	**2006**	**1Q 2006**	**1Q 2007**
Net income (loss)	($9.2)	$29.6	$17.5	$7.9	$31.2
Net interest expense	22.6	16.5	12.9	5.9	5.6
Interest income				(3.0)	(4.3)
Goodwill impairment charge	--	--	56.8	--	--
Provision (Benefit) for income taxes	(3.5)	22.7	47.6	6.6	(4.3)
Depreciation & amortization	60.4	55.4	49.8	12.9	13.1
Non-cash compensation expense	4.6	5.0	6.0	1.5	1.9
(Gain) on early extinguishment of debt	--	--	(1.6)	--	--
Adjusted EBITDA	$74.9	$129.2	$189.0	$31.5	$43.4









Reconciliation to Pre-charge Operating Income

($ in thousands)	
	2006
Operating income, as reported	$76,002
Add Back:	
Goodwill impairment charges	$56,812
Operating Income Pre-Charge	$132,814











Quanta and InfraSource
Calculation of Adjusted EBITDA

For the Twelve Months Ended December 31, 2006
(In thousands)



	Quanta Services, Inc.	InfraSource Services, Inc.	Combined
Net Income from continuing operations	$ 17,483	$ 25,870	
Interest Expense[1]	26,823	11,204	
Interest Income	(13,924)	(953)	
Income Taxes	47,643	16,391	
Depreciation Expense	49,403	25,601	
Amortization Expense	363	1,004	
EBITDA	127,791	79,117	
Non-cash stock-based compensation	6,037	3,460	
Gain on early extinguishment of debt	(1,598)	-	
Secondary offering expenses	-	737	
Goodwill Impairment	56,812	-	
Adjusted EBITDA	$ 189,042	$ 83,314	$ 272,356 [2]

[1] Includes deferred financing cost write-offs of $3.3 million for Quanta and $4.3 million for InfraSource associated with certain refinancings.

[2] Pro forma adjustments, which may impact the resulting amounts comprising adjusted EBITDA, have not been determined at this time.

Note: This document provides the calculation of adjusted EBITDA, a non-GAAP measure. This calculation provides further information related to various documents publicly disclosed in connection with the announcement by Quanta Services, Inc. of its intent to acquire InfraSource Services, Inc.





